SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 11-K



 [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


                                     OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934




                         Commission File Number 1-12619




                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN




                             RALCORP HOLDINGS, INC.
                                   SUITE 2900
                                800 MARKET STREET
                           ST. LOUIS, MISSOURI  63101


                            RALCORP HOLDINGS, INC.
                            SAVINGS INVESTMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                          DECEMBER 31,
                                          ------------
                                       1999           1998
                                   -------------  ------------
ASSETS
     Investments                   $ 111,467,447  $116,585,420
     Due from Sugar Kake plan          3,038,607             -
                                   -------------  ------------
                                     114,506,054   116,585,420
                                   -------------  ------------

LIABILITIES
     Due to Milnot plan                        -     8,389,654
     Fees payable                          3,401         3,537
                                   -------------  ------------
                                           3,401     8,393,191
                                   -------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS  $ 114,502,653  $108,192,229
                                   =============  ============


See  the  accompanying  Notes  to  Financial  Statements.


                                RALCORP HOLDINGS, INC.
                               SAVINGS INVESTMENT PLAN
              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                    YEAR ENDED DECEMBER 31,
                                                    -----------------------
                                                       1999           1998
                                                  -------------  -------------
ADDITIONS
 Investment income:
  Interest and dividend income                    $  5,265,619   $  5,071,249
  Net appreciation in fair value of investments      5,622,892      9,020,273
                                                  -------------  -------------
                                                    10,888,511     14,091,522
                                                  -------------  -------------
 Contributions:
  Employer                                           1,459,972      1,457,633
  Participant                                        4,339,162      4,630,035
                                                  -------------  -------------
                                                     5,799,134      6,087,668
                                                  -------------  -------------

 Asset transfers in                                  5,903,568        197,853
 Other additions                                         4,145              -
                                                  -------------  -------------
  Total additions                                   22,595,358     20,377,043
                                                  -------------  -------------
DEDUCTIONS
 Benefits paid                                      16,872,746     11,982,103
 Assets to be transferred to Milnot plan              (630,744)     8,389,654
 Administrative expenses                                42,932         46,344
 Other deductions                                            -         17,847
                                                  -------------  -------------
  Total deductions                                  16,284,934     20,435,948
                                                  -------------  -------------

NET INCREASE (DECREASE)                              6,310,424        (58,905)

Net Assets Available for Benefits:
 Beginning of year                                 108,192,229    108,251,134
                                                  -------------  -------------
 End of year                                      $114,502,653   $108,192,229
                                                  =============  =============

See  the  accompanying  Notes  to  Financial  Statements.


                                   SCHEDULE I

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                 Schedule of Assets Held for Investment Purposes
                                December 31, 1999

   Identity of issuer,
   borrower, lessor                                                    Fair
   or similar party         Description of Investment     Cost         Value
   ---------------------- ---------------------------- -----------  ------------
*  The Vanguard Group     500 Index Fund               $13,722,923  $ 24,379,975
*  The Vanguard Group     Explorer Fund                  4,365,308     5,575,157
*  The Vanguard Group     Federal Money Market Fund     11,767,722    11,767,722
*  The Vanguard Group     International Growth Fund      4,049,180     5,473,996
*  The Vanguard Group     Total Bond Market Index Fund   1,285,829     1,228,539
*  The Vanguard Group     Wellington Fund               10,180,079    10,980,315
*  The Vanguard Group     Windsor II Fund               13,147,549    13,029,521
                                                       -----------  ------------
                           Total Investment in Shares
                            in Registered Investment
                            Company                     58,518,590    72,435,225

*  The Vanguard Group     Retirement Savings Trust       7,383,391     7,383,391

*  Ralcorp Holdings, Inc. Common Stock                  18,557,099    27,311,110

*  Participant Loans      Loans at 6.5% - 11.5%          4,337,721     4,337,721
                                                       -----------  ------------

                                                       $88,796,801  $111,467,447
                                                       ===========  ============

*  Party-in-interest

                                   SCHEDULE II

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                      Schedule of Reportable Transactions*
                          Year Ended December 31, 1999

                                                                                                    Current Value
                                                                           Expense                   of Asset on
Identity                               Purchase     Selling    Lease    Incurred with     Cost of    Transaction
of Party    Description of Asset        Price        Price     Rental    Transaction       Asset         Date
--------  -------------------------  -----------  -----------  -------  --------------  -----------  ------------
Vanguard  500 Index Fund             $10,593,755               $     -  $            -               $ 10,593,755
Vanguard  500 Index Fund                          $13,233,355        -               -  $10,261,628    13,233,355
Vanguard  Federal Money Market Fund   10,682,970                     -               -                 10,682,970
Vanguard  Federal Money Market Fund                10,204,267        -               -   10,204,267    10,204,267
Vanguard  Wellington Fund              2,593,164                     -               -                  2,593,164
Vanguard  Wellington Fund                           4,147,354        -               -    3,660,737     4,147,354
Vanguard  Windsor II Fund              4,855,492                     -               -                  4,855,492
Vanguard  Windsor II Fund                           6,195,572        -               -    5,450,806     6,195,572
Vanguard  Retirement Savings Trust     8,942,241                     -               -                  8,942,241
Vanguard  Retirement Savings Trust                  1,558,850        -               -    1,558,850     1,558,850
Vanguard  Fixed Income Fund            4,126,094                     -               -                  4,126,094
Vanguard  Fixed Income Fund                         4,804,930        -               -    4,798,087     4,804,930
Ralcorp   Stock Fund                   8,068,816                     -               -                  8,068,816
Ralcorp   Stock Fund                               14,047,299        -               -   11,445,382    14,047,299



                                   SCHEDULE II

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                      Schedule of Reportable Transactions*
                          Year Ended December 31, 1999

Identity                               Gain or
of Party    Description of Asset       (Loss)
--------  -------------------------  -----------
Vanguard  500 Index Fund
Vanguard  500 Index Fund             $ 2,971,727
Vanguard  Federal Money Market Fund
Vanguard  Federal Money Market Fund            -
Vanguard  Wellington Fund
Vanguard  Wellington Fund                486,617
Vanguard  Windsor II Fund
Vanguard  Windsor II Fund                744,766
Vanguard  Retirement Savings Trust
Vanguard  Retirement Savings Trust             -
Vanguard  Fixed Income Fund
Vanguard  Fixed Income Fund                6,843
Ralcorp   Stock Fund
Ralcorp   Stock Fund                   2,601,917



*Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure of ERISA.


                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE  1  -  DESCRIPTION  OF  PLAN

The following description of the Ralcorp Holdings, Inc. (Ralcorp or the Company) Savings Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Plan Purpose. The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries to enable them to share in the Company's performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA's reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA's minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation (PBGC).

Eligibility. All regular sales, administrative and clerical employees and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll subject to FICA in the United States are eligible to participate to the extent permitted by the Plan or applicable law, with the exception of Martin Gillet employees. In addition, the Plan requires completion of one year of credited service with the Company prior to participation in the Plan. At December 31, 1999 and 1998, there were a total of 1,723 and 1,953 participants, respectively, in the Plan.

Plan Administration. The Plan is administered by the Company. Except as to matters required by the terms of the Plan to be decided by the Company's Board of Directors (the Board), the Company's Benefits Administration Committee (BAC) has the right to interpret the Plan and to decide certain matters arising under the Plan. The Board has designated the Company's Employee Benefit Trustees Committee (EBTC) as having certain rights and obligations to control and manage plan assets, to select investment funds available for investment by plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of plan assets.

Plan Contributions. Participants may make maximum contributions to the Plan equal to the lesser of $30,000 or 15% of their compensation for that year. The pre-tax contribution amount is limited to $10,000 per calendar year. Subject to such limitations, participants may make basic contributions of 2% to 12% of their compensation, in 1% increments, on a pre-tax basis.

The Company contributes a maximum of $.50 for each dollar contributed by participants, up to 6% of the participants' pre-tax earnings. The Company match is graduated based on years of service as follows: one year of service equates to a 15% Company match, two years of service equates to a 30% Company match and three or more years of service entitles the employee to the maximum Company match of 50%. Participant contributions may be invested in any of the available investment funds, while the Company match is invested solely in the Ralcorp Stock Fund. Participant contributions and earnings thereon are vested and non-forfeitable from the time made. Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.

Participants may also, subject to the $30,000 and 15% limitations, make supplemental, unmatched contributions of 1% to 10% of their compensation, in 1% increments. Such contributions are made on an after-tax basis and are immediately vested.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Employees of several of the Company's production facilities are subject to different pre-tax limits, matching contribution levels and are not eligible to make supplemental contributions.

Investment of Funds. All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company (Trustee) or any successor selected by the EBTC. The value of the trust funds change according to increases or decreases in market value of the assets, gain or loss on sale of assets and income from dividends and interest held therein. In addition, Vanguard performs all record keeping functions for the Plan.

The Trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. During the plan years ended December 31, 1999 and 1998, participants were able to allocate their contributions among the following investment options:
Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Federal Money Market Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, Ralcorp Stock Fund and Fixed Income I Fund.

Plan Withdrawals, Loans and Forfeitures. Upon termination of a participant, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to the participant or to the participant's beneficiary or other legal representative. Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions. Plan withdrawals may be made prior to termination or retirement for cases of hardship. Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit a participant to borrow from the trust funds. Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited are used to reduce Company matching contributions required under the Plan. Forfeitures, net of amounts restored, during the years ended December 31, 1999 and 1998 were $16,600 and $8,935, respectively, and are included in employer contributions on the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 1999 and 1998.

Plan Amendments and Termination. The Board, and in certain limited circumstances the EBTC and the Chief Executive Officer of the Company, may amend the Plan. The Board may also terminate the Plan or direct that Company matching contributions cease. In such cases, non-forfeitable rights to the Company matching contributions credited to a participant's account shall automatically vest in such participant. Under the Plan, a participant may elect from several alternative rules regarding the timing and nature of distribution.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

The  significant  accounting  policies followed by the Plan are described below:

Basis of Accounting. The accompanying financial statements are prepared using the accrual basis of accounting.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Investments. Plan investments in common stock, collective trusts, and shares of registered investment companies are carried at fair market value based on closing prices on the last business day of the plan year. Interest income is recognized as earned and dividend income is recognized on the date of record. Participant loans are valued at cost, which approximates fair value. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Ralcorp Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Purchases and sales of investments are recorded on a trade-date basis. Net appreciation in fair value of investments is comprised of net realized and unrealized gains and losses. Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method. Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year. Capital gain distributions are included in dividend income.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Payment of Benefits. Benefits are recorded when paid. Benefits payable were $522,346 at December 31, 1999.

NOTE  3  -  INVESTMENTS

The Plan's investments are held in a trust fund. The following table presents the carrying value of investments. Investments that represent five percent or more of the Plan's net assets are separately disclosed.

                                                    December 31,
                                           -----------------------------
                                                1999            1998
                                           -------------   -------------
INVESTMENTS AT FAIR VALUE AS DETERMINED
 BY QUOTED MARKET PRICE
  Common stock:
   Ralcorp Holdings, Inc.                  $  27,311,110   $  30,564.402
  Mutual funds:
   Vanguard 500 Index Fund                    24,379,975      22,888,630
   Vanguard Explorer Fund                      5,575,157       4,292,955
   Vanguard Federal Money Market Fund         11,767,722      11,289,018
   Vanguard International Growth Fund          5,473,996       4,647,579
   Vanguard Wellington Fund                   10,980,315      13,023,072
   Vanguard Windsor II                        13,029,521      16,747,138
   Vanguard Retirement Savings Trust           7,383,391       7,021,373
   Other                                       1,228,539       1,299,649
                                           -------------   -------------
                                             107,129,726     111,773,816

INVESTMENTS AT COST WHICH APPROXIMATES
 FAIR VALUE
  Participant loans                            4,337,721       4,811,604
                                           -------------   -------------
                                           $ 111,467,447   $ 116,585,420
                                           =============   =============

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

                                              Year Ended December 31,
                                           -----------------------------
                                                1999            1998
                                           -------------   -------------
INVESTMENTS AT FAIR VALUE AS DETERMINED
 BY QUOTED MARKET PRICE
  Common stock                             $   2,724,012   $   2,822,807
  Mutual funds                                 2,898,880       6,197,466
                                           -------------   -------------
                                           $   5,622,892   $   9,020,273
                                           =============   =============

NOTE  4  -  RELATED  PARTY  TRANSACTIONS

Certain plan investments are shares of Ralcorp common stock. Ralcorp is the plan sponsor and, therefore, these transactions qualify as party-in-interest. At December 31, 1999, these shares had a total cost of $18,557,099 and market value of $27,311,110. At December 31, 1998, these shares had a total cost of $21,932,486 and market value of $30,564,402. During 1999, the Plan purchased $8,092,839 and sold $14,084,015 of such assets. During 1998, the Plan purchased $10,864,942 and sold $10,973,593 of such assets.

Certain  plan  investments  are  shares  of  mutual  funds  managed by Vanguard.
Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. At December 31, 1999, these shares had a total cost of $65,901,981 and market value of $79,818,616. At December 31, 1998, these shares had a total cost of $65,686,632 and market value of $81,209,414. During 1999, the Plan purchased $42,066,267 and sold $39,335,032 of such assets. During 1998, the Plan purchased $34,577,001 and sold $29,640,984 of such assets. Fees incurred by the Plan for the investment management services amounted to $42,932 and $46,344 for the years ended December 31, 1999 and 1998, respectively.

NOTE  5  -  INCOME  TAX  STATUS

The Plan has received a determination letter from the Internal Revenue Service that the Plan does in fact constitute a qualified plan and that the trust is exempt from income tax under the Internal Revenue Code of 1986, as amended. Participants' basic contributions, Company matching contributions and earnings of plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions are made from a participant's after-tax compensation. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

NOTE  6  -  ASSET  TRANSFERS

On August 25, 1998, the Company completed the purchase of Sugar Kake Cookie, Inc. The $3,038,607 of assets related to participant balances in the Sugar Kake 401(k) profit sharing plan were merged into the Plan on January 3, 2000. The transfer of those assets was approved on October 22, 1999. Accordingly, this amount has been recorded as a receivable due from the Sugar Kake plan and as an 'asset transfer in' in the accompanying financial statements as of and for the year ended December 31, 1999.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

During 1998, the Company completed the purchases of Flavor House, Inc. and Nutcracker Brands, Inc. The $2,864,961 of assets related to participant balances in those companies' 401(k) profit sharing plans were merged into the Plan on May 28, 1999. Accordingly, this amount has been recorded as an 'asset transfer in' in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999.

On September 10, 1998, the Company sold Beech-Nut Nutrition Corporation (Beech-Nut), a wholly-owned subsidiary, to The Milnot Company (Milnot). As a result of the sale, the Plan incurred a liability to transfer Beech-Nut participant balances to the Milnot plan. This liability was estimated to be $8,389,654 as of December 31, 1998. The actual liability was determined to be $7,758,910 and this amount was transferred to the Milnot plan in 1999. The difference between the estimated amount to be transferred and the actual amount transferred was due to employee terminations and a decline in market value of participant asset balances. The estimated liability as of December 31, 1998 and the subsequent reduction in such estimated liability are reflected in the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 1999 and 1998.

On April 21, 1997, the Company completed the purchase of the Wortz Company. The assets related to participant balances in the Wortz 401(k) Savings Plan were merged with the Plan effective June 30, 1998. This transfer is shown on the "Asset transfers in" line of the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1998.

On January 31, 1997 the Company sold its branded cereal and snack business (Branded Business) to General Mills, Inc. (General Mills). This transaction resulted in a distribution of General Mills stock to Ralcorp shareholders of record on January 31, 1997. The Plan received its distribution of General Mills stock and created the General Mills Fund to hold the stock. Participants were allocated their respective shares of General Mills stock based on their Ralcorp Stock Fund balance. On January 30, 1998 assets in the General Mills Fund were liquidated. Prior to the liquidation, participants were able to elect into which funds they wanted their balance reinvested. Immediately upon liquidation, the proceeds resulting from the sale of the remaining assets in the General Mills Fund, approximately $6.7 million, were transferred to the Vanguard Federal Money Market Fund.

The assets of former Ralcorp employees which were hired by General Mills as a result of the sale of the Branded Business are maintained by the Plan. These participants are permitted to transfer assets among Plan funds, but are not permitted to make contributions or receive new loans. A restated plan filed with the IRS during 1998 contains a provision that allows participants who remain employed by General Mills to request a distribution of their account balance prior to December 31, 1999. After that date they can only receive a distribution after they have incurred a separation of service. "Benefits paid" reported in 1999 and 1998 include any distributions requested under this provision.

(on  PricewaterhouseCoopers  letterhead)



                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Ralcorp Holdings, Inc.
Savings  Investment  Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial staements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  PricewaterhouseCoopers  LLP
--------------------------------

May  12,  2000

                                    SIGNATURE



The  Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                         RALCORP  HOLDINGS,  INC.
                         EMPLOYEE  BENEFIT  TRUSTEES  COMMITTEE



                         By  /s/ T. G. Granneman
                             -------------------------------------
                              T.  G.  Granneman,  Chairman
                              Ralcorp  Holdings,  Inc.
                              Employee  Benefit  Trustees  Committee



June  27,  2000

                                  EXHIBIT INDEX


Exhibits
--------

   23      Consent  of  Independent  Accounts